Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 17, 2009

Barclays Capital has cross-listed the iPath® Dow Jones-UBS Commodity Index Total ReturnSM Exchange Traded Note (ETN) on the Singapore Stock Exchange (SGX). It is the first-ever ETN listed in Asia outside Japan and provides both institutional and retail investors with exposure to a broad range of commodities during the Asian time zone.

iPath® ETN were first launched by Barclays Capital in the US in 2006 and are designed to provide investors with convenient access to the returns of market benchmark indices, less investor fees. The iPath® ETNs are senior, unsecured, unsubordinated debt securities linked to the performance of an underlying index.

Details of iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN
SGX Code	J1QZ
Bloomberg Code	DJP SP
Reuters Code	IDJP.SI
Full name	IPATH COMMODITY ETN 100
Short Name	IPATH COMM 100
Currency	USD
Board Lot	100 ETN
Website: www.iPathAsia.com
Email: info.iPathAsia@barclayscapital.com
iPath Hotline: +65 6308 3888

For a full product description, please refer to the Singapore Introductory Document, U.S. Base Prospectus, U.S. Prospectus Supplement and U.S. Pricing Supplement (collectively, the Offering Documents”) and the documents incorporated by reference to such documents.

IMPORTANT INFORMATION

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the relevant Introductory Document, Pricing Supplement, Prospectus Supplement and Base Prospectus and documents incorporated by reference to such documents (collectively, Offering Documents).

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Offering Documents and other documents Barclays Bank PLC has filed with the SEC for more information about the issuer and this offering. You may get these documents for free by visiting www.iPathAsia.com (for investors of the iPath ETNs in Singapore) or EDGAR on the SEC website at www.sec.gov (for investors of the iPath ETNs in the U.S.). Alternatively, Barclays Bank PLC will arrange to send you the Offering Documents if you request them by calling +65 6308 3888 (for investors of the iPath ETNs in Singapore) or emailing info.iPathAsia@barclayscapital.com (for investors of the iPath ETNs in Singapore), or by calling told free 1-877-76-IPATH (for investors of the iPath ETNs in the U.S.) or investors of the iPath ETNs in the U.S. may request from any other dealer participating in the offering.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. iPaths ETNs are riskier than ordinary debt securities and you may lose some or all of your principal. Risks of investing in the iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

Investors of the iPath ETNs in Singapore should also be aware of the risks relating to trading of the iPath ETNs on the SGX-ST, exchange rate risks and the difficulties in enforcing foreign judgments against Barclays Bank PLC and its management. Further, the return on an investment in the iPath ETNs will be affected by charges incurred by the investors of the iPath ETNs in Singapore. For a description of these risk factors, please see “Risk Factors” in the relevant Singapore Introductory Document.

The iPath ETNs are solely the obligations of Barclays Bank PLC and do not constitute deposits with Barclays Bank PLC within the meaning of the Banking Act, Chapter 19 of Singapore, and do not represent an interest in, obligations of, deposits with, or other liabilities of, and are not insured or guaranteed by any governmental agency or compensation scheme in Singapore, the United States or any other jurisdiction, Barclays Bank PLC, its affiliates or any other entity.

iPath ETNs may be sold during trading hours on the relevant securities exchange. There are restrictions on the minimum number of iPath ETNs you may redeem directly with the issuer as specified in the Offering Documents. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of iPath ETNs. Sale in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital, the investment banking division of Barclays Bank PLC, and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot by used, by your for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transaction or other mattes addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, “Dow Jones-UBS Aluminum Subindex Total ReturnSM”, “Dow Jones-UBS Cocoa Subindex Total ReturnSM”, “Dow Jones-UBS Coffee Subindex Total ReturnSM”, “Dow Jones-UBS Copper Subindex Total ReturnSM”, “Dow Jones-UBS Cotton Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM”, “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS Industrial Metals Subindex Total ReturnSM”, “Dow Jones-UBS Lead Subindex Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM”, “Dow Jones-UBS Nickel Subindex Total ReturnSM”, “Dow Jones-UBS Platinum Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals Subindex Total ReturnSM”, “Dow Jones-UBS Softs Subindex Total ReturnSM”, “Dow Jones-UBS Sugar Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indices particularly.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE